Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

NBC Universal Inc.:

We consent to the use of our report dated February 28, 2011, except for notes 1, 8, 18 & 19 to the consolidated financial statements and the consolidated financial statement schedule, as to which the date is May 13, 2011, with respect to the consolidated balance sheets of NBC Universal, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of income, equity, and cash flows for each of the years in the three-year period ended December 31, 2010, incorporated herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

New York, New York

May 13, 2011